

February 25, 2019

Mac Armstrong
Chief Executive Officer
GC Palomar Holdings
7979 Ivanhoe Avenue, Suite 500
La Jolla, CA 92037

>   **Re: GC Palomar Holdings**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted February 13, 2019**
>   **CIK No. 0001761312**

Dear Mr. Armstrong:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2019 letter.

Amendment No. 1 to DRS on Form S-1

Prospectus Summary
Our Competitive Strengths, page 5

1.   We note your response to prior comment 1 and your revised disclosures that effective January 1, 2019, you retain $5 million of risk per event. Your prior disclosure had explained that such sum includes an amount retained through co-participation in your reinsurance program. As you provide reinsurance through your reinsurance subsidiary, please revise your disclosures to clarify whether the updated amount of risk retained is inclusive or exclusive of any sums retained through your own reinsurance operations.

<u>Risk Factors</u>
<u>Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum. . ., page 39</u>

2.   We note your revised disclosures in response to prior comment 6. Please also revise to state that shareholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder.

<u>Principal Stockholders, page 125</u>

3.   We acknowledge your response and revised disclosures addressing prior comment 4. Following the domestication, please revise the stockholder table to reflect the ownership following the transaction. In addition, please disclose the persons who have voting and investment control at Genstar Capital.

You may contact Bonnie Baynes at 202-551-4924 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael S. Kagnoff, Esq.